BANK

File № 82-4257

21.02.2008
1108/ 2348

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

[redacted]

08001197

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

PROCESSED
MAR 1 4 2008
THOMSON
FINANCIAL

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

Information about initial date of the bond issue

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow GSP, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Information about securities to be issued:
2.1.1. Category (type), series and other identification characteristics of securities.
Interest-bearing non-convertible secured documentary bonds of series 02 payable to bearer with obligatory centralized keeping and without option of early redemption.
2.1.2. Maturity.
1097 (one thousand ninety seven) days from the initial date of issue.
2.1.3. State registration number of the securities' issue (additional issue) and the date of state registration.
40201439B dated September 3, 2007
2.1.4. Name of the registration authority that registered the securities issue.
Bank of Russia.
2.1.5. The number of securities issued and nominal value of each issued security:
5,000,000 (Five million) pieces of RUB 1000 (one thousand rubles) nominal value each.
2.1.6. Method of securities issue.
Open subscription.
2.1.7. Price for securities issued or procedure of its defining.
The procedure of the price placement definition: the price for securities issued was determined by the decision of the Board of Directors of Bank Vozrozhdenie at 100% of the nominal value of bonds (Minutes No 2 dated August 15, 2007).
Starting from the second day of bonds issue a buyer while purchasing bonds will pay accrued coupon income, that is calculated from the initial date of issue as follows:
NKD = C(1) * Nom * (T-T(0)) / (365*100%), in rubles, where
NKD — accrued coupon income, in rubles
Nom — nominal value of 1 bond in rubles
C(1) — interest rate of first coupon, per cent per annum
T — current date
T(0) — initial date of issue
T-T(0) — number of days from the initial date of issue till the current date.
Accrued coupon income per one bond is calculated with approximation to 1 kopek (approximation is made according to the mathematic rules to the closest whole number).
2.1.8. Preemptive rights for shareholders of the issuer and / or other persons.
There are no preemptive rights for bonds issued.
2.2. Initial date of the bond issue.
Initial date determined previously was February 21, 2008
The issuer informs that the previously determined initial date of securities placement is postponed to a future date.
A new initial date of securities placement will be determined by a decision of the authorized governing body of the issuer and disclosed to potential buyers by publishing a message in Interfax news service at latest 5 (five) days before a newly determined initial date of Bond placement and on the Bank's web page (www.vbank.ru) at latest 4 (four) days before a newly determined initial date of Bond placement.
2.3. Initial date of the bond issue could be changed subject to publishing the information on this fact through the business news service and at the bank's web-site www.vbank.ru not later than 1 day before the Initial date of the bond issue indicated in the present statement.
2.4. Date of bond issue closing and the order of its determination.
Date of bond issue closing is determined as the earliest of two dates:
a) 5 (fifth) business day after the Initial date of the bond issue; or
b) date of issuing the last bond of this issue, but not later than 1 year from the date of state registration of this issue of securities.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie (signature) A.V. Dolgopolov

3.2. February 19, 2008 Stamp

BANK

File № 82-4257

RECEIVED

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

20.02.2008
1108/2230

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

Information about initial date of the bond issue

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow GSP, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2. Content of the Message

2.1. Information about securities to be issued:
2.1.1. Category (type), series and other identification characteristics of securities.
Interest-bearing non-convertible secured documentary bonds of series 02 payable to bearer issued through open subscription with obligatory centralized keeping and without option of early redemption.
2.1.2. Maturity (for bonds and options of the issuer).
1097 (one thousand ninety seven) days from the initial date of issue.
2.1.3. State registration number of the securities' issue (additional issue) and the date of state registration.
40201439B dated September 3, 2007
2.1.4. Name of the registration authority that registered the securities issue.
Bank of Russia.
2.1.5. The number of securities issued and nominal value of each issued security (if availability of nominal value is stipulated by the Russian law):
5,000,000 (Five million) pieces of RUB 1000 (one thousand rubles) nominal value each.
2.1.6. Method of securities issue.
Open subscription.
2.1.7. Price for securities issued or procedure of its defining.
The procedure of the price placement definition: the price for securities issued was determined by the decision of the Board of Directors of Bank Vozrozhdenie at 100% of the nominal value of bonds (Minutes No 2 dated August 15, 2007).
Starting from the second day of bonds issue a buyer while purchasing bonds will pay accrued coupon income, that is calculated from the initial date of issue as follows:
NKD = C(1) * Nom * (T-T(0)) / (365*100%), in rubles, where
NKD — accrued coupon income, in rubles
Nom — nominal value of 1 bond in rubles
C(1) — interest rate of first coupon, per cent per annum
T — current date
T(0) — initial date of issue
T-T(0) — number of days from the initial date of issue till the current date.
Accrued coupon income per one bond is calculated with approximation to 1 kopek (approximation is made according to the mathematic rules to the closest whole number).
2.1.8. Preemptive rights for shareholders of the issuer and / or other persons.
There are no preemptive rights for bonds issued.
2.2. Initial date of the bond issue.
February 21, 2008 (Minutes of the Board of Directors No 8 dated February 14, 2008)
2.3. Initial date of the bond issue could be changed subject to publishing the information on this fact through the business news service and at the bank's web-site www.vbank.ru not later than 1 day before the Initial date of the bond issue indicated in the present statement.
2.4. Date of bond issue closing and the order of its determination.
Date of bond issue closing is determined as the earliest of two dates:
a) 5 (fifth) business day after the Initial date of the bond issue; or
b) date of issuing the last bond of this issue, but not later than 1 year from the date of state registration of this issue of securities.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie (signature) L.A. Goncharova

3.2. February 14, 2008 Stamp

Access to the quarterly report of the issuer

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2. Content of the Message

2.1. Name of the document, access to which is provided: Quarterly report of the issuer for 4th quarter 2007
2.2. Date of publishing the quarterly report at the web-page used by the issuer for information disclosure. February 15, 2008
2.3. The procedure of providing the interested persons with the copies of the quarterly report.
Owners of the bank's shares and other interested persons can receive copies of the quarterly report at their written request for a fee not exceeding the cost of making such copies within a period not exceeding 7 days from the date of the written request.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie (signature) L. A. Goncharova

3.2. February 15, 2008 Stamp

Inclusion of joint-stock company bonds into the list of securities accepted for trade by the stock exchange

Information that can materially effect the price of joint-stock company's securities

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the Message

2.1. Corporate name of the organizer of trade at the securities market (stock exchange):
Non-public join-stock company Stock Exchange MMVB (MICEX).
2.2. Category (type), series of joint-stock company's securities included into the list of securities accepted for trade by the stock exchange:
Interest-bearing non-convertible secured documentary bonds of series02 payable to bearer with obligatory centralized keeping and without option of early redemption (state registration number 40201439B dated September 3, 2007)
2.3. Number of joint-stock company bonds to be issued:
5 000 000 (Five million) pieces.
2.4.Joint-stock company bonds are accepted for trade without listing.

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie (signature) L. A. Goncharova

3.2. February 15, 2008 Stamp

BANK

File № 82-4257

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

27.02.2008
1108/2617

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

Statement of material fact

New shareholder of the Bank

Information about including the shareholder owning at least 5% of the issuer's ordinary shares into the shareholders' register of the issuer and about any change resulted in alteration the portion of the issuer's ordinary shares owned by the shareholder to more or less than 5, 10, 15, 20, 25, 30, 50 or 75% of the issued ordinary shares

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	Bank Vozrozhdenie
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Content of the message

2.1 Full corporate name of the issuer's shareholder: Brysam Global Partners, L.P. (USA)
2.2 The portion of the issuer's ordinary shares owned by the shareholder before the change: 0.00%
2.3 The portion of the issuer's ordinary shares owned by the shareholder after the change: 9.88%
2.4 The date when the issuer learned about the change of the portion of issuer's ordinary shares owned by the person: 21.02.2008
2.5. The reason of the change of the portion of the issuer's ordinary shares owned by the shareholder: The person has purchased ordinary shares of the issuer.
2.6. The date of including the relevant record to the depot account of the person if the portion of the issuer's ordinary shares owned by that person has changed as a result of the purchase of the issuer's ordinary shares by the person: 20.02.2008

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	A.V. Dolgopolov
3.2. February 21, 2008	Stamp	

END